Exhibit 99.3

Results of Operations

Comparison of the Six Months Ended March 31, 2024 and 2023

Revenue

Revenue increased by $100 thousand from $19 thousand for the six months ended March 31, 2023 to $119 thousand for the six months ended March 31, 2024. The increase was due to increased sales volumes compared to the six months ended March 31, 2023 as a result of new channel partnerships formed in the period.

Administrative Expenses

Total administrative expenses decreased by $8.6 million from $25.4 million for the six months ended March 31, 2023 to $16.8 million for the six months ended March 31, 2024. Lower staff expenses, reductions in operating expenses as part of Arqit’s previously announced cost reduction measures contributed to the decrease for the six months ended March 31, 2024. Administrative expense for the six months ended March 31, 2024 also included a $1.5 million non-cash credit for share based compensation compared with a $9 million charge for the six months ended March 31, 2023.

Change in Fair Value of Warrants

The change in fair value of warrants represents the difference in valuation of Arqit’s warrants as of March 31, 2024, compared with the valuation as of September 30, 2023, which was non-cash loss of $1 thousand for the six months ended March 31, 2024, compared with a non-cash profit of $12.9 million for the six months ended March 31, 2023.

Finance Costs

Finance costs decreased by $29 thousand from $169 thousand for the six months ended March 31, 2023 to $140 thousand for the six months ended March 31, 2024. The decrease was primarily due to decreased interest costs incurred on lease agreements in relation to Arqit’s U.K. and U.S. data center leases.

Discontinued Operations

During the year ended September 30, 2023, Arqit reclassified its satellite assets as “held for sale”. As a result, income and expenses from the satellite activities previously reported as “other operating income” and “administrative expenses” were reclassified for prior reporting periods (including the six months ended March 31, 2023) as “loss from discontinued operations, net of tax” on Arqit’s consolidated statement of comprehensive income.  During the six months ended March 31, 2024, Arqit was unsuccessful in its efforts to identify a buyer for the satellite division and/or related IP, and as a result determined that its satellite assets were no longer considered as “held for sale”.  As a result, the satellite assets have been fully impaired, and an impairment loss was recognized as part of “loss from discontinued operations, net of tax” for the six months ended March 31, 2024. Arqit remains open to discussions regarding disposal of the satellite assets in order to potentially recover some proceeds in a future period.

Liquidity and Capital Resources

Arqit began to generate revenue from its principal business operations which is the provision of cybersecurity services, in the fiscal year ended September 30, 2021. Arqit will continue to incur net losses in accordance with its operating plan as it further develops the commercialization of its products.

In the period under review, Arqit has funded its operations, capital expenditure and working capital requirements through public offerings of its securities including proceeds from (1) completion of the business combination in September 2021, (2) sales of ordinary shares under its ATM Program (as defined below) and (3) sales of ordinary shares in registered direct offerings in February 2023 and September 2023. Historically, Arqit also funded its operations from capital contributions, loans and borrowings from certain venture investors and grants from the UK government’s Future Fund, including convertible loan notes that were converted into ordinary shares in connection with the Business Combination. Arqit’s primary uses of liquidity in the period under review have been working capital requirements as it continues to increase commercialization of its products.

In December 2022, Arqit filed a registration statement on Form F-3 in order to establish an at-the-market equity offering program (the “ATM Program”) pursuant to which it may issue and sell ordinary shares with an aggregate offering price of up to $30.0 million.  Arqit has no obligation to sell any such shares under its ATM Program. Actual sales will depend on a variety of factors to be determined by the Group from time to time, including, among others, whether additional capital is required, market conditions, the trading price of Arqit’s ordinary shares, determination of the appropriate sources of funding for the Group, and potential uses of available funding. Arqit intends to use the net proceeds from the offering of such shares, if any, for general corporate purposes. In the year ended September 30, 2023, Arqit issued 7,814,459 shares under the ATM Program, generating proceeds to the Company before fees and expenses of approximately $11.5 million. In the six months ended March 31, 2024, the Arqit did not issue any shares under the ATM Program.

Cash Flows Summary

Cash Flows Used in Operating Activities

Cash flows used in operating activities to date have primarily resulted from personnel related costs, fluctuations in trade payables and other current assets and liabilities. During the six months ended March 31, 2024 cash used in operating activities was $22.7 million. The primary factors affecting operating cash flows during the period were a net loss of $51.1 million and adjustments for non-cash items of $28.4 million.

During the six months ended March 31, 2023 cash used in operating activities was $9.4 million. The primary factors affecting operating cash flows during the period were a net loss of $21.8 million and adjustments for non-cash items of $12.4 million.

Arqit’s non-cash items primarily consist of fair value movement on warrant valuation, share-based charges, impairment charges and depreciation, while movements in working capital are primarily driven by changes in trade and other payables.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $0.4 million for the six months ended March 31, 2024, compared with $17.1 million for the six months ended March 31, 2023. These year over year decreases were primarily attributed to reduction in expenditure within the discontinued satellite business and increases in interest received.

Cash Flows Provided by Financing Activities

Net cash generated from financing activities was $0.1 million for the six months ended March 31, 2024, compared with $19.6 million for the six months ended March 31, 2023. Net cash provided by financing activities for the six months ended March 31, 2024 was primarily related to proceeds from government grants being offset by lease costs. Net cash provided by financing activities for the six months ended March 31, 2023 was primarily related to shares issued in connection with a registered direct offering and sales under the ATM Program during the period.